            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C. 20549

                        FORM 10-SB

         GENERAL FORM FOR REGISTRATION OF SECURITIES
      Pursuant to Section 12(b) or (g) of the Securities
                    Exchange Act of 1934

                 Nova Pharmaceutical, Inc.

     Nevada                      2834                   51-0380412
(State or jurisdiction (Primary Standard Industrial  (I.R.S. Employer
of incorporation or     Classification Code Number)   Identification
organization)                                               No.)

                 31712 Casino Drive, Suite 7B,
              Lake Elsinore, CA 92530, 909-245-4657
(Address and telephone number of principal executive offices)

                   31712 Casino Drive, Suite 7B,
                 Lake Elsinore, CA 92530, 909-245-4657
(Address of Principal place of business or intended principal place of business)

                         Samuel Wierdlow
                         1400 Colorado St
                         Boulder City, NV 89005
    (Name, address, and telephone number of agent for service)

Securities to be registered pursuant to Section 12(b) of the
Act:

Title of each class

Name of each exchange on which to be so registered each class is to be registered
None

Securities to be registered pursuant to Section 12(g) of the
Act:

Common Stock
(Title of class)

Preferred Stock
(Title of class)


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                       PART I

Item 1. Description of Business.

Organization.

Nova Pharmaceutical, Inc., a Nevada corporation, was incorporated on January 8, 1998. On January 8, 1998, subsequent to incorporation, the
Company purchased a portion of the assets and liabilities of Canyon
Fitness Center, Inc., a California corporation. Canyon Fitness Center,
Inc. was doing business as Canyon Fitness Center, Canyon Fitness Center
Weight Loss Clinic, Nova Weight Loss Clinic and Nova International.
Nova purchased the assets and liabilities related to the weight loss management and weight loss supplement businesses. Nova did not purchase the fitness center operations of Canyon Fitness Center, Inc., which was then owned by Showtime Partners.

Included in the liabilities assumed in the purchase from Canyon Fitness
Center was a group of debtors, who, by converting their debt into common stock, along with minor negotiated equity adjustments, formed the initial capitalization of Nova Pharmaceutical, Inc.

Ralph Mann                  1,400,000 shares	$ 618,995 debt
Showtime Partners           1,037,000 shares	$ 333,840 debt
Dr Carlos Schmidt             250,000 shares	$     -

Ralph Mann is a Director and Chief Executive Officer of the Company.
Dr. Carlos Schmidt is a Director of the Company. Showtime Partners is a partnership consisting of 21 irrevocable trusts the beneficiaries of which are all related to Ralph Mann.

Included in the assets purchased were: formulation ($450,000), prepaid royalties ($200,000), and prepaid licensing ($300,000).  The formulation and prepaid licensing assets reflect the capitalized costs incurred by Canyon Fitness Center in the development, testing, and patent registration of the formula, NxTrim.  These assets were purchased subject to a license and royalty agreement.  Under the terms of the agreement, the Company obtained world wide manufacturing and marketing rights to the formula, NxTrim.  In exchange, the Company is obligated to pay a royalty of .00625% of net sales on the product
NxTrim, after the amortization of $200,000 prepaid royalties purchased from Canyon Fitness Center.  The term of the agreement is 10 years, with a 10-year renewal at the option of the licensor.  The terms also include a minimum annual royalty of $25,000, and a cost of living
adjustment.   On Aug 7, 1997,a patent application had been filed for
the NxTrim formula for use as a weight loss supplement.  The patent was subsequently issued (Patent Number 5,925,377) on July 20, 1999.  The license and royalty agreement was issued to Canyon Fitness Center, Inc.
by a group consisting of Ralph Mann, Showtime Partners, and Ralph Mann
Trusts 1-21 (partners in Showtime Partners).  The royalty agreement was assigned to Nova in the asset purchase transaction.

Nova Pharmaceutical, Inc. completed a reverse acquisition as of May 7, 1998. Nalbando Enterprises, Inc. (an inactive Nevada Corporation ) purchased all the assets and liabilities of Nova Pharmaceutical, Inc.
(an operating Nevada Corporation). Nalbando Enterprises, Inc., the surviving corporation, immediately changed its name to Nova
Pharmaceutical, Inc. The original Nova Pharmaceutical, Inc., having sold all assets and liabilities, became an inactive corporation.
Financial results as presented represent the activity for the entire reporting period of the original operating Nova Pharmaceutical, Inc.
and the minimal incorporation activity for Nalbando Enterprises, Inc.
To reflect the true substance of the transaction, the acquisition was treated financially as a purchase of Nalbando stock by Nova
Pharmaceutical, Inc, accompanied by a reorganization to the resulting
Nalbando capital structure. No goodwill or intangible assets were recorded in this transaction. The purpose of this merger was to provide additional capital expansion opportunities to the company.

Industry Overview.

According to the Nutrition Business Journal (NBJ), the U.S. nutrition industry grew 11% to $23.2 billion in 1997. Growth rates ranged from 13% to 16% from 1994 to 1996. Future growth is forecasted to continue to add $2.2 to $2.8 billion a year up to the year 2001. Growth in the past few years has been accomplished by expansion in distribution as more products have found their way into more health food stores, penetrated further into the mass market, and into the still expanding non-retail channels.

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NBJ has estimated the growth of the supplement segment at 13% in 1997 to $12.7 billion, which, when compared to the 6% growth in the $92 billion drug and medicine market, indicates that the expansion is continuing at the expense of the traditional markets. Per NBJ, continuation of this cycle could result in the nutrition industry growing to over $90 billion or 10% of the food, drug, and health store markets by the year 2012.

Over the past several years, public awareness of the positive effects of nutritional supplements on health has been heightened by widely publicized reports and medical research findings indicating a correlation between the consumption of nutrients and the reduced incidence of certain diseases. These reports have indicated that the United States government and universities generally have increased sponsorship of research relating to nutritional supplements. In addition, Congress has established the Office of Alternative Medicine within the National Institutes of Health to foster research into alternative medical treatment modalities, which may include natural remedies. Congress has also recently established the Office of Dietary
Supplements in the National Institutes of Health to conduct and coordinate research into the role of dietary supplements in maintaining health and preventing disease.

According to NBJ, the percentage of U.S. households that purchase supplements (30% for herbs to 65% for multivitamins) is expected to rise to 50% to 75% depending on which of the many consumer surveys you believe. The number of shoppers who have consumed supplements, alternative medicines, or natural products, or who have a high awareness of them are also rising, paving the way for even greater numbers of paying customers.

Brands and Products.

Nova markets its branded products in three principal categories of nutritional supplements: sports nutrition; vitamins, minerals and herbs; and diet. Nova believes that offering its customers a wide variety of products provides Nova an opportunity to capture an increasing share of the growing nutritional supplement market.

Nova's brand names are supported by significant advertising and marketing expenditures. Nova plans to launch its Gold's Gym Nutrition line of products in July of 1999. The Gold's Gym name has been a highly recognized name in the health and fitness Industry. The conclusion of a consumer awareness study conducted by Colton Bernard
Inc. was: "Clearly, Gold's Gym is perceived as a national brand by a national public. Only the "sneaker" brands, with their huge advertising and marketing budgets and deep product penetration of multiple tiers, have a significantly greater awareness among consumers than Gold's Gym."

Sports Nutrition

Nova's Gold's Gym sports nutrition line includes a wide variety of products designed to enhance athletic performance and support the results derived from exercise programs. Nova's Gold's Gym sports nutrition products deliver nutritional supplements through a variety of forms, including powdered drink mixes, tablets, capsules, and nutrition bars. The price range for these products is, retail $10.80 to $39.96 with a wholesale of $5.40 to $19.98

Vitamins, Mineral and Herbs

Nova markets a complete line of vitamins and minerals, including multivitamins, multiminerals, and antioxidants. These products are offered in various forms, including tablets, capsules, and softgels.
Herbs and phytonutrients, which are a growing category in the nutritional supplement industry, are alternatives or complements to over-the-counter pharmaceutical products for consumers who seek a more natural and preventative approach to their health care.
The price range of these products is, retail $7.00 to $14.60 with a wholesale of $3.50 to $7.30

Diet

According to the Information Resources Inc. report (24 week ending
June 20, 1999), Nova's diet aid item, NxTrim, is California's number one selling diet item per store in the drug class of trade, and the nation's number 12 selling diet item. NxTrim utilizes amino acids, vitamins, and herbs to promote weight control. In a 90 day double-blind clinical study conducted by Nova, subjects using NxTrim combined with a sensible diet and exercise program, lost an average of 27 pounds with no adverse side-effects. Participants using a placebo lost an average of 10 pounds.

Nova is also currently marketing NxBloc, its second release in the diet
aid category.   NxBloc contains a fiber blend that is designed to bind
to ingested fat, making fat particles too large to be absorbed by the body.  NxBloc is currently available in over 5,000 retail outlets nationwide.

Nova's diet aid products are specifically formulated, packaged and priced to appeal to a wide variety of consumers with different demographic characteristics and physiological needs. The price range for these products is, retail $15.99 to $19.99 with a wholesale price of $7.50 to $12.50.

Sales and Distribution.

Nova's products are currently sold in over 15,000 retail outlets nationwide. Nova's customers in the mass volume retail channel include:

Mass merchandisers - Wal-Mart and Fedco;
Drug stores --  American Stores, Rite Aid, Longs Drug Stores, Drug
Emporium
Supermarkets - Albertson's, Giant, Fred Meyer, Ralph's, Smith's
Health food stores - General Nutrition Center (GNC)

Customers exceeding 10% of Nova's volume in the year ended 12-31-98 include Longs.

Drug Stores, American Stores, and Wal-Mart.

These chains are among the first in which Nova attained distribution.
As Nova's expansion into other chains continues into the first half of 1999, there are no chains exceeding 10% of the total volume. Nova pursues a multi-channel distribution strategy in order to participate in the growth being experienced in each of these channels

Contracted Services.

Nova's has established a nation wide network of brokers which provides existing key relationships with major chain buyers in all classes of trade. Nova utilizes contract manufacturers to provide high quality, effective research and manufacturing capabilities. In addition Nova utilizes a large distribution fulfillment houses to provide excellent, cost efficient distribution services. The team of brokers, manufacturers, and distribution specialists established by Nova provides an efficient, competitive, cost effective, low fixed overhead base from which Nova can effectively increase it's share of the growing nutritional supplement markets. Nova is able to take advantage of the experience and talent pool of these contracted larger firms on an as needed basis without having the fixed expense of internal staffing. In the areas of raw material and freight purchasing, Nova is able to share in the cost savings related to the purchasing power of their larger contractors.

Marketing and Customer Sales Support.

As noted above, Nova has demonstrated it's leadership ability in the supplement industry through NxTrim's attainment of the number one ranking in the California drug trade, and number 12 nationally. Nova intends to broaden its leadership position in the nutritional supplement industry. Nova's strategy includes:

Expanding distribution of its portfolio of established brands through effective consistent advertising to increase its share of the nutritional supplement market.

Developing new brands and product line extensions through efficient utilization of research capabilities of internal staff, contract manufacturers, raw material suppliers, and consultants.



Increasing national distribution through effective management of broker network.

The target customers for Nova's Gold's Gym sports nutrition products are athletes, bodybuilders and fitness enthusiasts. Nova's Gold's Gym sports nutrition products are intended to generally enhance the consumer's ability to control weight, support muscle growth, lose fat and increase energy levels and stamina.

A key part of Nova's strategy is to help educate consumers about innovative, safe and beneficial nutritional supplement products. Nova's marketing and advertising expenditures totaled  $658,327 in fiscal
1998.    Nova has promoted its products in consumer magazines (VOGUE and WOMAN'S DAY), and trade magazines (BETTER NUTRITION, LET'S LIVE,
CHAIN DRUG REVIEW, NATURAL HEALTH, AND NATURAL LIVING). In addition,
Nova advertises in most major markets newspaper (LA TIMES, NEW YORK
TIMES, BOSTON GLOBE, and CHICAGO TRIBUNE).  Nova also utilizes national free standing inserts, which include a coupon, to add additional consumer incentive to purchase Nova's products.

Nova maintains an Internet web site at www.novanx.com.

Manufacturing and Product Quality.

Nova is very selective in choosing manufacturers, requiring experienced technical and research staffs, sufficient manufacturing capability, good manufacturing practices, and an excellent contract manufacturing reputation. Management of the Company verifies, through product sample review, reference checks, and production equipment review, that the manufacturers are capable of obtaining the highest quality raw materials in the world, and that they have the productive capability to meet the growing demand for nutritional supplement products while maintaining high product quality standards. In order to assure adequate capacity and product availability Nova maintains on-going contact with additional manufacturers of similar capabilities.

Nova's contracted manufacturers are equipped with microbiological and quality control laboratories. Production is evaluated using state of the art testing procedures and equipment. Additional testing includes, shelf life stability testing to determine the effects of aging, certified outside laboratories to evaluate Nova's manufacturers laboratory performance and to supplement testing capabilities, and certification of raw material quality of critical ingredients.

Nova currently utilizes two different contract manufacturers to manufacture all of its products. Universal Nutrition,Inc. manufactures
NxTrim on a purchase order by purchase order basis. The purchase order requires that Nova be named additional insured on their product liability insurance policy. The contract with Nutripharmaceuticals, Inc. requires exclusive manufacturing right for all Gold's Gym products developed by Nutripharmaceuticals for the life of the Gold's contract.
Other significant terms of the contract include; price increases are limited to raw material cost increases, termination is due only for cause not rectifiable in 30 days, and Nutripharmaceuticals must maintain product liability of at least $10,000,000 and name Nova as an additional insured. Research and development of products is done by Nutripharmaceuticals for Nova at no charge. This service is provided in order to attain future production revenues as a result of developing successful new products.

Product Research and Development.

Nova believes it is important to develop new products in the nutritional supplement industry in order to increase market share by capitalizing on new market opportunities, and to strengthen relationships with customers by meeting their constantly changing demands. To support its commitment to research and development, Nova utilizes the capabilities of its internal staff coupled with the staffs of each of their contract manufacturers. In addition, Nova maintains strong relationships with raw material suppliers, who are often the first entities to identify innovative new opportunities. Because of the competitiveness in the contract manufacturing industry and in the raw material supply industry, Nova is able to obtain excellent research and development without cost to Nova.



Beyond the research and formulation done by Nova's contract manufacturers, Nova `s internal expenditures for research and development are estimated at $88,000 for the year ended 12-31-98, and $30,000 for the six months ended 6-30-99.

Competition.

The market for the sale of nutritional supplements is highly competitive. Competition is based principally upon price, quality of products, customer service and marketing support. Nova's position on pricing is to reach parity, unless the particular product has a significant marketing point of difference warranting a premium to competition. Nova's position on quality as described in the above section is to utilize the highest quality raw materials and to have product manufactured consistently according to good manufacturing practices. Nova's customer service is supported by very conscientious employees, and by a large, professional distribution fulfillment house.
Nova's marketing support includes an aggressive newspaper and magazine advertising programs, coupons, customer cooperative advertising, and customer product display programs.

In the future, Nova believes that it will be able to compete effectively in the nutritional supplement industry. Essential to being able to compete effectively is the continuation of Nova's aggressive advertising and promotion programs, which have made NxTrim the number one selling item in the California Drug trade. Utilizing this approach, Nova anticipates attaining profitability when the number of stores selling Nova products exceed 35,000 of the more than 134,000 stores in the drug, food, health, and mass merchandise trades. When the stores exceed 35,000, the national advertising campaign costs are covered, and stores above that number require significantly less additional advertising dollars. Currently Nova is selling in approximately 15,000 stores.

As the nutritional supplement industry grows and evolves, Nova believes retailers will rely heavily on suppliers, such as Nova, that can respond quickly to new opportunities, support them with production capacity and flexibility, and provide innovative and high margin products. Nova's staff constantly stays in tune with consumers, seeking new product ideas from the various news sources, magazines, gyms, internet research, suppliers, and manufacturers. Utilizing the resources of it's staff, manufacturers, and suppliers, Nova is able to quickly and effectively develop the kind of imaginative, multi functional, value added products which meet current consumer needs and provide high margins required for support by the retail trades. As a result of this process, Nova believes that it can function profitably while competing with other nutritional supplement companies.

Government Regulation.

The manufacturing, packaging, labeling, advertising, distribution and sale of Nova's products are subject to regulation by one or more governmental agencies, the most active of which is the Food and Drug
Administration, which regulates Nova's products under the Federal Food, Drug, and Cosmetic Act and related regulations. The FDCA has been amended several times with respect to dietary supplements, most recently, by the Nutrition Labeling and Education Act of 1990, and DSHEA. Nova's products are also subject to regulation by the Federal
Trade Commission, the Consumer Product Safety Commission, the United
States Department of Agriculture and the Environmental Protection
Agency. Nova's activities are also regulated by various agencies of the states, and localities to which Nova distributes its products.

The FTC, which exercises jurisdiction over the advertising of nutritional and dietary supplements under the Federal Trade Commission
Act, has in the past several years instituted enforcement actions against several nutritional supplement companies alleging false and misleading advertising of certain products. These enforcement actions have resulted in the payment of fines and/or consent decrees by certain of the companies involved.

Nova may be subject to additional laws or regulations administered by the FDA or other federal, state or foreign regulatory authorities, to the repeal or amendment of laws or regulations, or to more stringent
interpretations of current laws or regulations.   Nova is unable to
predict the nature of such future laws, regulations, interpretations or applications, nor can it predict what effect additional governmental regulations or administrative orders, when and if promulgated, would have on its business in the future. They could, however, require reformulation of certain products to meet new standards, recall or discontinuance of certain products not able to be reformulated, imposition of additional record keeping requirements, expanded documentation of the properties of certain products, expanded or different labeling and scientific substantiation. Any or all such requirements could have a material adverse effect on Nova's results of operations and financial condition.

Product Liability Insurance.

Because Nova's products are ingested, it faces the risk that materials used may be contaminated with substances that may cause sickness or other injury to persons who have used them. Although Nova's manufacturing alliances maintain production and operating standards designed to prevent such events, certain portions of the process of product development, including the production, harvesting, storage and transportation of raw materials and finished goods are not within the control of Nova. Furthermore, sickness or injury to persons may occur if products manufactured by Nova are ingested in a manner exceeding the dosage recommended on the product label. Nova cannot control misuse of its products by consumers, or the marketing, distribution and resale of its products by its customers. With respect to product liability claims, Nova has product liability insurance of $5 million, and Nova's manufacturing alliances carry product liability insurance coverage up to $10 million. Nova's product liability insurance does not cover non-safety claims relating to Nova's products, such as noncompliance with label claims or similar matters.

Patent and Trademarks

Nova has received a patent on the formula for NxTrim as a 100% all natural weight loss aid with a composition containing amino acids, minerals, vitamins, herbs, and essential nutrients along with gentle diuretics and digestive enzymes. Patent number 5,925,377 was obtained on July 20, 1999.

The following table displays Nova's current US trademark status:

Mark          Registration Date    Serial / Reg. No              Status
PHENTRIM           04/06/99           2,237,644              REGISTERED
NOVA NATURALS      08/11/97          75/338,870                 PENDING
NXTRIM             12/31/97          75/413,422                 PENDING
RC90               03/29/99          75/671,036F                PENDING

Nova relies on common law trademark rights to protect its unregistered trademarks. Common law trademark rights do not provide Nova with the same level of protection as afforded by a United States federal registration of a trademark. In addition, common law trademark rights are limited to the geographic area in which the trademark is actually used, while a United States federal registration of a trademark enables the registrant to stop the unauthorized use of the trademark by any third party anywhere in the United States even if the registrants never used the trademark in the geographic area wherein the unauthorized use is being made; provided however, that an unauthorized third party user has not, prior to the registration date, perfected its common law rights in the trademark in that geographical area. Nova intends to register its trademarks in certain foreign jurisdictions where Nova's products are sold. However, the protection available in such jurisdictions may not be as extensive as the protection available to Nova in the United States.

Employees

Nova currently has ten (10) full time employees:  Receptionist /
Accounts Receivable Clerk, Chief Financial Officer, Accountant, Three
(3) key Account Representatives, Vice President of Operations, Product
Development / Media Coordinator, CEO, Vice President  of Sales and
Marketing.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Nova believes that statements in this Report concerning the Company's outlook or future economic performance; anticipated profitability, revenues, expenses and other financial items; and statements concerning assumptions made or exceptions to any future events, conditions, performance or other matters are "forward looking" as that term is defined in Federal Securities Laws. Although, the safe harbor for "forward looking" statements does not apply to initial public offerings, it does apply to this particular filing. Forward looking statements are subject to risks, uncertainties, and other factors, which would cause actual results to differ materially from those stated in such statements. Such risks, uncertainties and factors include, but are not limited to:

The Company operates in a rapidly changing environment that involves a number of risks, some of which are outside the control of the Company,
(i) the Company has grown rapidly and there can be no assurance that the Company will continue to be able to grow profitably or manage it's growth, (ii) the Company's quarterly operating results have fluctuated in the past and are expected to fluctuate in the future, (iii) the Company's business experiences seasonality, (iv) the loss of services of key individuals could have a material adverse effect on the Company's business, financial condition, or operating results,

The time frame for market success for the Company's new products is potentially long and uncertain. There can be no assurance that the retail trade will accept the Company's new products, or if accepted, whether the Company's marketing efforts will result in consumer initial and repeat purchase of these products.

Changing government regulations relative to the Company's products could result in the inability to continue marketing one or more of it's products, or could cause changes in packaging, resulting in unfavorable affect on the financial position or results of operations of the Company.

The Company faces substantial competition from a variety of sources, most of which are better capitalized and have more resources than the Company. There can be no assurance that the efforts of one or more of these competitors will not render one or more of the Company's products non-competitive in the marketplace.

The Company relies on third party organizations for its manufacturing, distribution, and sales.  There can be no assurances that these organizations will continue to meet the Company's growing need to
expand it's product lines on a commercially feasible basis.   Should
one or more of these critical organizations not fulfill the growing needs, there can be no assurance that the Company will be able to find an economically feasible replacement on a timely basis.

Liquidity and Capital Resources

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  At June
30,1999, the Company had cash and cash equivalents of $ 108 thousand and working capital of $88 thousand.  The Company generated a net loss of $582 thousand for the fiscal year ended December 31, 1998, and a net loss of $1.2 million for the six months ended June 30, 1999.  Because of the advertising and promotion investment required to expand nationally, the Company is anticipating a net loss for the remainder of
1999 as well.  The Company will require a significant amount of capital to continue its planned operations.  Accordingly, the Company's ability to continue as a going concern is dependent upon its ability to secure an adequate amount of capital to finance its anticipated losses and planned principal operations.  The Company's plans include a $5 million private placement offering, and seeking a $700,000 bridge loan in advance of that offering.  At this time, there are three potential investors conducting due diligence in anticipation of making a $5 million dollar investment/loan, and one for the $700,000 bridge loan.
The specific format of the investment /loan being considered by the aforementioned investors would be negotiated subsequent to successful
completion of the due diligence process.   In the event the Company
receives minimal or no proceeds from these efforts, the Company will seek alternative funding sources and would adjust expenditures required for implementing its planned operations. The Company has obtained a verbal commitment from major shareholders to continue to infuse minimum working capital in order to maintain the company's operations until such time as the external funding efforts are successful. The shareholders' estimated that funding for the minimum working capital would be available for approximately six months.  The shareholders'
verbal commitments are not legally binding.  However these factors, among others, may indicate that the Company would be unable to continue as a going concern for a period of time in excess of six months from the date of this filing.



As stated above, Nova's liquidity is currently limited because the generation of additional capital from outside investors has been delayed. Nova's investment counseling consultants indicated that funding sources most often declined interest in Nova's opportunity because of the limited trading of the stock on National Quotations
Board Pink Sheets, and because Nova is not yet an SEC reporting company.  The current operations are being conducted with minimum
funding support of major shareholders.   Accordingly, Nova's national
expansion plans have been delayed because Nova has substantially reduced the advertising and promotion funds.  This reduction of support has resulted in a reduction in sales to current customers and a reduction in sales generated from new accounts.  Nova has communicated the funding delays to brokers and key customers in explanation of the reduced support that is evident in their respective markets.  Despite the reduction of support, the continuing strong I R I data on NxTrim's movement has generally swayed Nova's brokers and most key customers to remain patient, and await the additional marketing support promised after Nova's successful attainment of additional funds.  I R I data referred to above indicates that, in the drug trade for the 52 weeks ended June 20,1999, NxTrim is the number one selling weight control aid in the California markets, and number 19 nationally.


In the six months ended June 30, 1999, Nova used cash from operations in the amount of  $429 thousand.  The funding for this investment has been obtained through increased long term borrowing from major
shareholders of $441 thousand.   In the six months ended June 30, 1999,
accounts receivable was reduced by $351 thousand as a result of lower sales in the second quarter of 1999, versus sales in the final quarter of 1998.  In the six months ended June 30, 1999, accounts payable was reduced by $96 thousand in order to bring the accounts payable aging more current.

On March 31, 1999, the Company negotiated with a shareholder to exchange of 204,082 shares of common stock for $500,000 in long term notes payable. The shares were issued at the market price based on the NQB Pink Sheets at March 31, 1999. The difference between the carrying value of the notes payable, and the market value of the shares, which totaled $214 thousand, was recorded as interest expense on March 31, 1999.

In the six months ended June 30,1999, Nova issued 49,057 shares of common stock for consulting services related to SEC filings and industrial relations services. The shares were issued at the NQB Pink
Sheet market value ($172 thousand), and either expensed, or deferred as a prepaid expense, based on the term of the related contract. In the same period, Nova shareholders contributed shares of common stock to investor relation firms on behalf of Nova. The market value of these shares on the date of transfer ($453 thousand) was recorded as an expense, or deferred as a prepaid expense, with a corresponding offset to paid in capital.

Nova issued 100,000 shares of common stock, and accrued $45 thousand for services rendered in the sale of stock, and for the subsequent
15c211 registration of that stock in March of 1999. Shares were issued at market value ($350 thousand), with a corresponding entry to reduce paid in capital for both the accrued amount and the shares issued.

In the six months ended June 30, 1998, the Company used cash from operations in the amount of $172 thousand. The funding of this investment was obtained substantially through shareholder loans.
Accounts receivable increased due to revenue growth. Inventory was reduced due to working off an initial large inventory purchase through the revenue growth. Prepaid expense increased due to deferral of prepaid advertising and promotion services to the period of actual usage of the purchased services.

Results of Operations

Revenues for the six months ended June 30, 1999 totaled $619 thousand a decline of $424 thousand from the six months ended June 30, 1998. The decline is due to a highly successful promotional event, which generated $406 thousand in revenues in the prior year and did not occur in the current year. Additional revenue decline is due to the reduction of advertising and promotion funding related to delay in obtaining additional capital to support the planned national expansion programs.


Gross profit for the Six months ended June 30, 1999 totaled $414 thousand, a decline of $245 thousand from the same period of 1998.
Reduction in revenue caused $284 thousand of the gross profit decline, while gross profit increased from the prior year by $39 thousand due to improved purchase price of product from contract manufacturers.

Selling and marketing expenses totaled $622 thousand in the first six months of 1999, an increase of $96 thousand from the same period in the prior year. The increase is substantially due to a first quarter national advertising campaign totaling $254 thousand, which did not occur in the prior year. This was offset by reduced advertising and promotional expense of $158 thousand in the second quarter of 1999 versus the same period last year. The second quarter reduction of advertising and promotion expenditures is due the delay in obtaining additional capital to support the planned national expansion programs.

General and Administrative expenses totaled $724 thousand for the first six months of 1999, an increase of $446 thousand from the prior year.
The increase is due to legal, accounting and professional fees of $277 thousand related to obtaining a bridge loan, preparing and executing a private placement memorandum, preparing SEC documents to become a reporting public company, and to investor relations programs. The professional fees noted above were funded by shareholder contributions of common stock in the amount of $96 thousand, by issuance of common stock $150 thousand, and by current operating funds of $31 thousand.
Shareholder contributions to consultants for the above professional fees were made with no repayment requirement by Nova. The remaining increase in general and administrative expense resulted from an accumulation of smaller dollar amounts in the areas of, salary, rent, insurance and travel related to building the organizational infra structure required to execute Nova's aggressive growth plans.

Interest expense totaled $270 thousand for the six months ended June
30, 1999, $251 thousand greater than the same period in the prior year.
The increase is substantially due to the imputed interest expense generated from the conversion of shareholder long term debt to common stock in the first quarter of 1999. The remainder of the increase in interest resulted from higher borrowings on long term notes payable in the first six months of 1999 than in the same period in the prior year.

The provision for income taxes reflects minimum tax payment requirements. The tax benefits of operating losses from inception to date have not been recorded. Recognition of any tax benefits from the losses will be delayed until such time a Nova's operating results indicate the ability to take advantage of the losses through future earnings.

During the fiscal year ended December 31, 1998, quarterly revenues have grown steadily as a result of increasing distribution to new customers, and repeat sales to existing customers. This trend is masked in the third quarter by an end cap display program with Longs, Savons, and Wal-Mart. The end cap program generated sales of 20 to 29 cases per store displayed on an end cap featuring a tv/vcr combination showing a loop tape on the NxTrim product. The program resulted in the second quarter being unusually high due to the large quantity sold in, and the third quarter being lower due to lack of repeat sales while the end caps sold through. In addition, third quarter revenues were lowered by return quantities from end caps, which did not sell through completely in selected stores.

For the fiscal year ended December 31, 1998, cost of sales as a percent of revenues declined steadily each quarter as the higher cost first quarter purchase prices were sold through. The cost of product was significantly reduced due to the lower cost of a new supplier as well as purchases of greater quantities. Net revenues were reduced in the third and fourth quarters due to introductory off invoice programs related to new distribution deals. The off invoice reduction of revenues resulted in an increase in the cost of sales as a percent of revenues, partially offsetting the percentage decline in cost of sales due lower cost product.

During the fiscal year ended December 31, 1998, sales and marketing expenses fluctuated significantly from quarter to quarter due to the timing of advertising relative to the sales to the trade. End cap promotion sales late in the second quarter were supported by advertising in the third quarter, causing an increase of advertising and promotion to 79% of revenues in the third quarter. End cap promotions in December, supported by advertising in the first quarter of 1999 caused a lower percentage of sales and marketing expense in the fourth quarter of 1998. Throughout the year, the Company increased the selling expenses, building to the point at which an experienced Senior
Vice President of Sales and Marketing was on board with a sales staff capable of managing the national network of brokers.

General and Administrative expenses increased steadily throughout the year ended December 31, 1998, as the Company built the infrastructure required to support the planned rapid revenue growth. In the fourth quarter administrative expenses grew significantly due to travel expenses for presentations to new customers, legal, accounting and consulting fees related to becoming a public company, and insurance costs related to large increase in revenues, and to becoming a public company.

Tax benefits of current year and prior year losses are not reflected in the financial statements. A valuation reserve is provided for deferred tax assets because as a development stage company, the ability to realize deferred tax assets through future operations has not yet been demonstrated

For the twelve months ended December 31, 1998, Nova incurred a loss of $582,184, and the six months ended June 30, 1999, a loss of $1,212,037.
Nova has reflected losses in the results of operations due to, the advertising and promotional expenditures to build brand equity, and to the selling and administrative expenditures necessary to build the organizational infrastructure required to accomplish the aggressive growth plans for Nova's products. In the six months ended June 30, 1999, Nova has additionally incurred significant expenses related to investment counseling and investor relations consulting fees in order to raise much needed capital and in order to communicate to potential shareholders the growth opportunity in Nova. It is Nova's belief that, given success in the efforts to raise additional capital, Nova will expand its revenues significantly to new markets and increase the sales per store in all markets through continued advertising and promotion. Profitability will be attained with expansion to approximately 35,000 of the 134,000 potential retail outlets. Because of the selling and administrative staffing already committed, expansion beyond that level begins to incrementally add significant profit without significant added general and administrative costs.



Year 2000 Issues

The Company could be impacted by the year 2000 issue, which results from computer programs being written using two digits rather than four to define the applicable year. Any of the Company's, or their critical supplier's computer programs could fail and result in a system failure, or miscalculations causing disruptions of operations, including among other things, a temporary inability to process transactions, send invoices, or engage in normal business activities.

The Company is prepared as of this date for the year 2000 according to our software suppliers. The cost of compliance has been upgrades to PC software costing under $1,000 in total. The risk is that the software, stated to be compliant, does not function properly. The Company's contingency plan is to revert to manual systems until such time as the software problems are solved.

Due to the size of the Company and the number of daily transactions, reversion to manual procedures for all major business systems is very feasible. If Nova's suppliers or other material third parties are not Year 2000 compliant, Nova is prepared to revert to telephone and fax transactions in order to continue doing business. At this stage of Nova's development,transactions with third parties are not so numerous that reversion to manual transaction processing would not be feasible.

Item 3. Description of Property.

Nova owns no property. Nova currently leases a 3,800 square foot office suite. Under an operating lease terminating June 11, 2002, Nova pays monthly rental of $2,750 plus Common Area Maintenance of $1,084 per month.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

 The following table sets forth certain information regarding the beneficial ownership of our Common Stock as of June 30,1999 by:


Each shareholder known by us to own beneficially more than 5% of the common stock

Each director and all directors and executive officers as a group:

Name                          Number of Shares(1)            Percentage
Ralph Mann, Chief Executive
Officer and Director
3811 Stone Meadow
Murrieta, Ca 92562               5,600,000                     43.91%

Showtime Partners, shareholder (2)
31712 Casino Dr Suite 7B
Lake Elsinore, Ca  92530         4,354,082                     34.14%

Carlos Schmidt M.D., Director
613 Avenida Acapulco
San Clemente, Ca 92672             250,000                      1.96%
James Ayres, Senior Vice President,
 and Director
25573 Dorval Ct
Menifee, Ca 92584                      100                       (3)

Robert Eggering, Chief Financial Officer
23089 Joaquin Ridge Dr
Murrieta, Ca 92562                     600                       (3)

Fred Zinos, Senior Vice President
24375 Jackson Ave
Murrieta, Ca 92562                     100                       (3)

Charles Braden, Director
38002 Calle De Lobo
Murrieta, Ca 92562                       -                       0%

All Directors and Officers
   as a group (6 persons)        5,850,700                   45.88%

(1) This table is based upon information derived from our stock records. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the shareholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based upon 12,753,139 shares of Common Stock outstanding as of June 30,1999.

(2) Showtime Partners is a general partnership consisting of 21 irrevocable trusts whose beneficiaries are relatives of Ralph Mann, Director and Chief Executive Officer

(3)  Individual owns less than 1%

Item 5. Directors and Executive Officers.

The names and ages of our executive officers and directors as of June
30, 1999, are as follows:

Name                 Age      Position                          Term
Ralph Mann           58       CEO/Director           From Inception to
                                                            Present

James Ayres          28    Senior Vice President
                         & Secretary/Director        From Inception to
                                                            present

Robert Eggering      55    Chief Financial Officer      From 4-30-98 to
                                                            present

Fred Zinos           56    Senior Vice President of
                            Sales & Marketing        From 11-2-98 to
                                                           present

Carlos Schmidt, M.D. 52         Director             From inception to
present



Charles Braden       56         Director             From 5-20-99 to
                                                           present

Mr. Ralph Mann, President and Chief Executive Officer, founded Nova
Pharmaceutical in January 1998 and became the Chairman of the Board in
February 1998.   From September 1992 to December 1997, Mr. Mann owned
and acted as President for Canyon Fitness Center, Inc., a health club business.  From May 1975 to July 1989, Mr. Mann was the majority shareholder and Chief Executive Officer of the Glen Ivy Financial
Group, a time share business.

Mr. James Ayres, Senior Vice President & Secretary joined us in January
1998 and became a board member in February 1998. From November 1989 to December 1997, Mr. Ayres was Vice President and acting General Manager of Canyon Fitness Center, Inc., a health club business. Mr. Ayres received an Associate Arts degree and an Associate of Science degree
(1993) from San Jacinto College, California.

Mr. Robert Eggering, Chief Financial Officer, joined us in April of
1998. From May of 1997 to April of 1998, Mr. Eggering was Controller of Coast Converters, Inc., a custom plastic bag manufacturer. From
April 1996 to April 1997, Mr. Eggering was Controller of Tempo/Pacific
Coast One Stop, a wholesale and retail recorded music distributor.
Prior to joining Pacific Coast, Mr. Eggering held positions with ConAgra, Inc., a conglomerate with grain commodity trading, meat and food processing businesses. Mr. Eggering received a Bachelor's Degree
(1966) in Psychology from St. Louis University and a Master's Degree
(1971) in Accounting from Missouri University.

Mr. Fred Zinos, Senior Vice President of Sales & Marketing, joined us in November of 1998.  From June of 1997 to October of 1998, Mr. Zinos
was Vice President of Sales and Marketing for Enforma Natural Products,
Inc., a natural product manufacturer.  From January of 1996 to May of
1997, Mr. Zinos was Vice President of Sales for Nature's Products Inc.,
a natural product manufacturer.  Prior to joining Nature's Products,
Mr. Zinos held positions with Shelby Health Systems, a natural products
manufacturer.   Mr. Zinos received a Bachelor's Degree (1965) in
Business Administration from the University of Wisconsin.

Dr. Carlos Schmidt, M.D., Supervising Physician, joined us in January of 1998, and became a board member in February of 1998. From July of 1996 to present, Dr. Schmidt is a Medical Director at the Bristol Park
Medical Group.  From July of 1987 to June of 1996, Dr. Schmidt was an
ER Physician and Assistant Director of Emergency Services at Mission
Hospital.  Dr. Schmidt received a Bachelor's Degree in Science and a
Medical Degree (1973)  from the University of Guadalajara School of
Medicine.

Mr. Charles Braden, Director joined us as a Director in May of 1999.
Mr. Braden brings 35 years of experience in general management with an emphasis on real estate, property management, marketing, financial controls and human resources. From February 1994 to present Mr. Braden has been President of CBS and Associates, a real estate, insurance, and general management consulting firm. Prior to this assignment, Mr.
Braden was employed for 14 years by Fidelity Federal Bank, finishing his career there as an Executive Vice President. From September of 1987 to present, Mr. Braden has served on the Board of Directors of Health Net (California's third largest HMO). From January 1994 to
December 1997, Mr. Braden served on the Board of Directors of Health
Systems, Inc, a $35 billion dollar NYSE company. In addition to serving as a member of the Board, Mr. Braden also served as Chairman of the Audit and Finance Committee, and as a member of the Executive
Committee.


Item 6. Executive Compensation.

The following table sets forth summary information concerning the compensation received for services rendered to us during the year ended
December 31, 1998 by the chief executive officer. No other executive officers received aggregate compensation during our last fiscal year, which exceeded $100,000. Other annual compensation consists of health insurance premiums paid for by us on behalf of the named officers, and in some cases, the spouse and dependents of the named officers.



SUMMARY COMPENSATION TABLE

Name and Principal Position      Year     Annual Compensation          All Other
                                           Salary     Bonus          Compensation
Ralph Mann, President            1998     $32,756      N/A             $2,852 *

*  Other compensation includes payment for medical and dental benefits.

During the 1998 fiscal year, we entered into an employment agreement with Fred Zinos. The agreement is on an at-will basis. Under the terms of the agreement, Mr. Zinos is required to devote his full time to our business. We have agreed to pay him a base salary of $90,000 annually. We will pay him cash bonuses based upon the following: 10% of annual salary for attainment of gross sales within 80% of plan, 20% for 100% attainment of plan gross sales, and 30% for attainment of 20% above gross sales plan. The plan is prepared annually by Nova employees and approved by the president. The only deduction from gross sales used in computing this compensation is returned goods. In addition, we have agreed to grant him the option to purchase common stock at $2.00 per share, based upon the following: 5,000 shares for 80% attainment of plan sales, 10,000 shares for 100% attainment of plan gross sales, and 25,000 shares for attainment of 25% above plan gross sales.

During the 1998 fiscal year, we entered into an employment agreement with Robert Eggering. The agreement is on an at-will basis. Under the terms of the agreement, Mr. Eggering is required to devote his full time to our business. We have agreed to pay him a base salary of $90,000 annually. In addition, we have agreed to pay him $15,000 annually toward a whole life insurance policy maintained by his spouse on his life.

Board Composition and Related Matters

Directors are elected annually at our annual meeting of stockholders and serve for a term of one year. Our Bylaws currently provide for a Board of Directors comprised of seven members. Originally, the bylaws provided for one director. On 5-20-99, a special meeting of the board of directors was held to amend the bylaws to increase the number of Directors to seven. Pursuant to Nevada law, consent was obtained from 87.8% of the shareholders to approve the change in the bylaws. (Reference 3.5 in the attached exhibits)

Our officers are appointed by the Board of Directors and serve at the Board's discretion.

At this time, we have no compensation committee or other board committee performing equivalent functions. Mr. Mann, our current chief executive officer, has established a salary of $50,000 annually for himself.

Board Compensation

Our directors do not receive cash compensation for their services as directors, although some directors are reimbursed for reasonable expenses incurred in attending Board meetings.

Item 7. Certain Relationships and Related Transactions.

Private Placement of Securities.

On May 8, 1998 Nova Pharmaceutical, Inc did a reverse merger with Nalbando Enterprises, Inc. Nalbando Enterprises Inc. was the surviving corporation and it immediately changed its name to Nova Pharmaceutical,
Inc.   In conjunction with that merger, Ralph Mann, Director and
President obtained 5,600,000 shares of restricted common stock in surviving corporation, named Nova Pharmaceutical Inc. in exchange for common stock in the former Nova Pharmaceutical, Inc. In the same transaction, Showtime Partners (a general partnership consisting of 21 irrevocable trusts established in 1989 whose beneficiaries are all related to Ralph Mann) received 4,150,000 shares of restricted common stock in the surviving corporation in exchange for common stock in the former Nova Pharmaceutical, Inc. In conjunction with the same transaction, Dr Carlos Schmidt, M.D., Director received 250,000 shares of restricted common stock in the surviving corporation in exchange for stock in the former Nova Pharmaceutical, Inc.

Transactions with Directors and Officers

A royalty agreement exists between the Company and a licensing group consisting of Showtime Partners (shareholder), Ralph Mann (Director, Chief Executive Officer, shareholder), and Ralph Mann Trusts 1-21 (partners in Showtime Partners). The terms of the royalty agreement were outlined in the Organization section above. The company amortized the prepaid royalty of $4,008 in the six months ended June 30, 1999, and $6,464 in the same period of 1998.

Ralph Mann has lent Nova money for operating funds under a note payable agreement. The principal balance of the Note was $341,000 at June 30, 1999 and zero at December 31, 1998. Interest accrued totaled $3,980 at June 30, 1999. The terms of the Note Payable include an annual interest rate of 6%, principal and accrued interest due and payable on May 9, 2003

Showtime Partners has lent Nova money for operating funds under a note payable agreement. Showtime Partners is a shareholder in Nova. Showtime Partners is a general partnership consisting of 21 irrevocable trusts established in 1989 whose beneficiaries are all related to Ralph Mann (shareholder, officer, and director of Nova). The principal balance of the Note was $219,358 at June 30, 1999 and $625,730 at December 31, 1998. Interest accrued totaled $26,282 at June 30, 1999 and $13,025 at December 31, 1999. The original date of the note payable was May 7, 1998 in the amount of $203,000. The terms of the Note Payable include an annual interest rate of 6%, principal and accrued interest due and payable on January 31, 2001. On December 10,1998 the CEO, Ralph Mann negotiated with Showtime Partners trustee to convert the notes payable to Nova into preferred stock. Ralph Mann, CEO, presented the argument that, since the Company's equity had diminished significantly as a result of the marketing investment in NxTrim, the Company's ability to generate much needed additional funding from the private sector would be significantly enhanced with the commitment for additional equity by major shareholders. Conversion of the debt to equity would improve the amount of positive equity in the company, and be possibly viewed by potential new investors as a vote of confidence in the future of the company by existing shareholders. At that time, Showtime agreed to convert $500,000 of the notes payable to preferred stock. In March of 1999, the Company determined with their financial consultants that the best approach to obtaining additional funding would be a private placement memorandum for preferred stock convertible to common. The terms of the preferred in the private placement memorandum would include immediate conversion to common stock with no dividend provision. Because of the complexity of establishing two layers of preferred stock and the undesirability of complex preferred stock arrangements to potential new investors, Ralph Mann negotiated with Showtime Partners trustee to convert $500,000 of notes payable to
204,082 shares of Rule 144 restricted common stock    The conversion
was made on March 31, 1999.

As of December 31, 1998 and June 30, 1999, Nova has a Note Payable to Ralph Mann, CEO, and Director in the amount of $5,000. The Note, dated May 6, 1998, bears interest at an annual rate of 7%, with principal and interest due and payable on December 31, 1999. The Note was given in exchange for Mr. Mann's shares of preferred stock. The preferred stock was issued and subsequently exchanged for notes by Nova Pharmaceutical prior to the reverse acquisition with Nalbando Enterprises, Inc in May of 1998.

As of December 31, 1998 and June 30, 1999, Nova holds a Promissory Note Receivable dated August 31, 1998 from Dr Carlos Schmidt, MD, Director, in the amount of $5,000. The Note bears interest at an annual rate of 6% and has a stated principal payment date of December 31, 1998. The Company has agreed to extend the principal and accrued interest payment date to March 5, 2000. As of December 31, 1998 and June 30, 1999, the Company also holds a Promissory Note Receivable dated March 5, 1998 from Dr Carlos Schmidt, MD, Director, in the amount of $10,000. The Note bears interest at an annual rate of 6% with principal and accrued interest payable on March 5, 2000.

We have utilized the services of the J Mann Studios for professional artwork, packaging development, printed materials, packaging samples, and print advertising development. John Michael, owner of J Mann Studios, is the brother of Ralph Mann Director and Chief Executive Officer of Nova. Payments to J Mann Studios totaled $104,682 in the calendar year 1998 and $41,067 for the six months ended June 30, 1999. We believe that the above transactions were entered into on terms no less favorable than would be obtained from unrelated third parties.

Item 8. Description of Securities.

All significant provisions of our capital stock are summarized in this prospectus. We have filed copies of the appropriate articles of incorporation and bylaws as exhibits to this registration statement.

Common Stock

Of the 12,753,139 common shares issued, 1,800,000 are registered for trading on the National Quotations Board Pink Sheets, and 10,953,139 are Rule 144 restricted shares. Officers, directors and related parties currently control 10,204,282 of the 10,953,139 Rule 144 restricted shares outstanding at June 30, 1999, and 800 of the 1,800,000 common shares registered for trading on the National Quotations Board Pink Sheets. Nova has entered into agreements with investor relations, market maker, and investment banking firms to educate the investing public on Nova's stock, to become a SEC reporting company traded on the OTC bulletin board, and to prepare and execute a five million dollar private placement offering. In conjunction with these contracts, Nova has committed to pay $40,000, to issue approximately 544,551 shares of common stock and to issue warrants to purchase 100,000 shares of common stock at $1.00. The number of shares to be eventually committed are dependent on stock value at date of issue and the attainment of target levels of Nova's stock volume and price performance. In conjunction with the above consulting agreements, non affiliated shareholders, in order to facilitate the Company's attainment of its business plans, have paid a portion of the consulting fees without cost to the Company. The market value of the shares contributed by non affiliated shareholders have been recorded on the Company's books as an expense with a corresponding entry to paid in capital.

Authorized shares of common stock: 25,000,000 with a par value of $.001 per share.

Issued shares of common stock: 12,753,139 shares at June 30, 1999.

Each common shareholder may cast one vote for each share held of record on all matters submitted to vote

There are no cumulative voting rights in the election of directors.

Common shareholders are entitled to receive dividends when and if declared by the Board of Directors.

Common shareholders are entitled to a share in the distribution of assets after payment of all money owed to the Company's creditors.

There are no preemptive rights to purchase additional shares offered by the Company.

Preferred Stock

In May of 1999, the Company authorized 10,000,000 Preferred Stock, none are issued, or outstanding. The Company is currently executing a private placement offering of 2,000,000 shares of preferred stock at $2.50 per share. Fees and expenses of offering are estimated at 10% of $5,000,000 gross proceeds. The certificate of designations, preferences, and rights of the preferred shares are included in the exhibits to this filing.

Our board of directors can issue preferred stock at any time with any legally permitted rights and preferences without your approval.

Our board of directors, without your approval, is authorized to issue preferred stock. They can issue different classes of preferred stock, with some or all of the following rights or any other rights they think are appropriate and that are legal:
       Voting
       Dividend
       Required or optional repurchase by us
       Conversion into common stock, with or without additional payment Payments preferred stockholders will receive before common stockholders if we go out of business forever

The issuance of preferred stock could provide us with flexibility for possible acquisitions and other corporate purposes. But it also could render meaningless your right to vote your stock on a matter that you are entitled to vote on because preferred stockholders could own shares with a majority of the votes required on any issue. Someone interested in buying our company may not follow through with their plans because they could find it more difficult to acquire, or be discouraged from acquiring, a majority of our outstanding stock because we issue preferred stock. The issuance of preferred stock can adversely affect any and all the rights of the common shareholders, depending on the preferences and terms approved by the Board of Directors for the preferred issue.

                        PART II

Item 1.  Market Price of and Dividends on the Registrant's Common
Equity and Other Shareholder Matters.

In February of 1999, Nova's common stock was cleared for quotation on the National Quotations Board Pink Sheets. Nova's common shares began
trading publicly in March 1999.   We are currently trading under the
symbol NOVX.

The high and low bid prices for our stock for each full quarterly period within the two most recent fiscal years, which we traded are set forth below.

Quarterly Period Ending        High           Low


      3-31-99                  4.00           3.50
      6-30-99                  3.50           1.00


As of June 30, 1999 we had 68 shareholders of our common stock.

We have never paid any dividends and do not expect to do so in the foreseeable future.

Transfer Agent and Registrar

The transfer agent /registrar for the common stock is Signature Stock Transfer Inc. The transfer agent's address and telephone number is 14675 Midway Road - Suite 221 Dallas, TX 75244 972-788-4193 fax
972-788-4194  Contact:  Jason Bogutski

Item 2.  Legal Proceedings.

D & F Industries, Inc. a California Corporation v. Nova Pharmaceuticals [sic] Inc., a Nevada Corporation, et. al. Orange County Superior Court Case No. 814076.

This is an action by a former contract supplier. Plaintiff contends that defendant Nova agreed to use plaintiff D & F to supply the products under the Gold's Gym contract, that D & F prepared certain formulations to accommodate that contract, that Nova breached the contract by not using D & F to supply the products under the Gold's Gym contract and that Nova misappropriated plaintiff's trade secrets by using plaintiffs formulations to fulfill the Gold's Gym contract. Plaintiff also claims that Nova owes it for some product shipped. The complaint states that it alleges six causes of action: two for breach of contract, one for common counts, one for misappropriation of trade secrets, one for unfair business practices, and one for interference with economic advantage. Plaintiff seeks an injunction against the use of the trade secrets and damages of lost profits (which of course would depend on what Nova sells under the Gold's Gym contract), unstated punitive damages, statutory damages, attorneys fees and the amount allegedly due for the product shipped and not yet paid for (claimed to be $52,000). The action was allegedly served on September 14, 1999, although defendants are of the opinion that the service on Nova was insufficient. Discovery has not yet begun. At the time of this writing, defendants have not yet filed their answer to the complaint, but intend to deny the relevant material allegations of the complaint and expect to file a cross complaint for intentional interference with contractual relations and breach of contract. Defendants believe the action is generally without merit, that they will prevail on their cross complaint and have a very good chance to prevail on a claim for malicious prosecution. Should the outcome of this litigation be resolved in favor the plaintiff, it could have a materially adverse effect on the Company's results of operations.

Item 3.  Changes in and Disagreements with Accountants.

       None

Item 4 Recent Sales of Unregistered Securities.

The following sets forth information relating to all previous sales of Common Stock by the Registrant which sales were not registered under the Securities Act of 1933.


A.  Name of Purchaser
B.  Securities Sold, Type and Amount
C.  Date
D.  Consideration Cash or specify Fair Value of Services
E.  Exemption from registration claimed


      A               B                    C             D         E

Fordee Management Co.
               500,000 common shares    4-10-98       $5,000    504 (1)
The Gerald Romero Trust
               300,000 common shares    4-27-98       $3,000    504 (1)
The Bull Dragon Trust
                10.000 common shares    8-31-98         $100    504 (1)
The A-Z Creative Trust
                10,000 common shares    8-31-98         $100    504 (1)
Chad Lee        10,000 common shares     9-3-98         $100    504 (1)
Sharmen Vigouret
                10,000 common shares     9-3-98         $100    504 (1)
Marlene Schluter
                 7,000 common shares     9-3-98          $70    504 (1)
Elizabeth A Lee
                10,000 common shares     9-3-98        $ 100    504 (1)
Cary Lee        10,000  common shares    9-3-98         $ 100   504 (1)
Corby Lee       10,000 common shares     9-3-98          $100   504 (1)
Diane Lee        7,000 common shares     9-3-98          $ 70   504 (1)
Deborah Jacobsen
                10,000 common shares     9-3-98          $100   504 (1)
Danny Chang    10,000  common shares     9-3-98          $100   504 (1)
Loretta Barner  8,000  common shares     9-3-98          $ 80   504 (1)
Edward Ratnarajah
                8,000 common shares      9-3-98          $ 80   504 (1)
Todd Marston    8,000 common shares      9-3-98          $ 80   504 (1)
Lance Momotani  8,000 common shares      9-3-98          $ 80   504 (1)
Mitchell Ponak  5,000 common shares      9-3-98          $ 50   504 (1)
Darin Wong      8,000 common shares      9-3-98          $ 80   504 (1)
Kristen Wong    8,000 common shares      9-3-98          $ 80   504 (1)
Nicole Wong     8,000 common shares      9-3-98          $ 80   504 (1)
Norman Chin     6,000 common shares      9-3-98          $ 60   504 (1)
Ron Chin        6,000 common shares      9-3-98          $ 60   504 (1)
Fred Chang     10,000 common shares      9-3-98         $ 100   504 (1)
John Ljuljovic  8,000 common shares      9-3-98          $ 80   504 (1)
Yun Gerbrandt   8,000 common shares      9-3-98          $ 80   504 (1)
Ray Wada        8,000 common shares      9-3-98          $ 80   504 (1)
Bantu Sukul     7,000 common shares      9-3-98          $ 70   504 (1)
Luigi Scaglione 7,000 common shares      9-3-98          $ 70   504 (1)
Onkar Sandhu    7,000 common shares      9-3-98          $ 70   504 (1)
Harry Reck      7,000 common shares      9-3-98          $ 70   504 (1)
Tia Hoy         9,000 common shares      9-3-98          $ 90   504 (1)
Shaun Chin      2,000 common shares      9-3-98          $ 20   504 (1)
Leigh Ivancoe   2,000 common shares      9-3-98          $ 20   504 (1)
Jess Sarber     5,000 common shares      9-3-98          $ 50   504 (1)
Dave Lambert    5,000 common shares      9-3-98          $ 50   504 (1)
Sandra A. Collins
                5,000 common shares      9-3-98          $ 50   504 (1)
Terri Schollen  4,000 common shares      9-3-98          $ 40   504 (1)
Dave Hihashitani4,000 common shares      9-3-98          $ 40   504 (1)
Chris Ramsami    4,000 common shares     9-3-98          $ 40   504 (1)
Mike Denike      4,000 common shares     9-3-98          $ 40   504 (1)
Erik Davidson    3,000 common shares     9-3-98          $ 30   504 (1)
Rae Wong         8,000 common shares     9-3-98          $ 80   504 (1)
Wayne Chow        6,000 common shares    9-3-98          $ 60   504 (1)
The Gerald Romero Trust
                200,000 common shares    9-4-98        $2,000   504 (1)
The Diana Snow Trust
                500,000 common shares   9-17-98        $5,000   504 (1)

Al Andrade     (4) 100 common shares     1-4-99          $250    4(2)
Robert Eggering (4) 100 common shares    1-4-99       $   250    4(2)
Debra Mann      (4) 100 common shares    1-4-99           $250   4(2)
Fredrick Zinos  (4)100 common shares    1-41-99           $250   4(2)

Jennifer Spriet (4) 100 common shares    1-4-99           $250   4(2)
James Ayres     (4) 100 common shares    1-4-99           $250   4(2)
John Kleinpeter (4) 100 common shares    1-4-99           $250   4(2)
John Normandeau (4) 100 common shares    1-4-99           $250   4(2)
Keith Ayres     (4) 100 common shares    1-4-99           $250   4(2)
Sandra Tranquill (4) 100 common shares   1-4-99           $250   4(2)
Antionette Lamkin(4) 100 common shares   1-4-99           $250   4(2)
Steven G. Trapp & Co.
                (2) 5000 common shares 12-25-99        $12,250   4(2)
Showtime Partners (3) 204,082 common shares 3-31-99     $500,000 4(2)
EBI Securities    (2) 40,000 common shares 3-31-99      $140,000 4(2)
Ron Blekicki (2) 60,000 common shares   3-31-99         $210,000 4(2)
National Broker Dealer Service
             (2) 42,857 common shares   5-11-99         $150,000 4(2)

Note:   (1) With respect to the 504d sale of stock:  Sales were made to
accredited investors based on completed questionnaires.   No
commissions were paid.   All appropriate state laws were observed.  The
Form D was filed with the Securities and Exchange Commission.

Note: (2) Consultants are sophisticated investors and as such is under Section 4(2).

Note: (3) Showtime Partners is a general partnership consisting of 21 irrevocable trusts established in 1989 whose beneficiaries are all related to Ralph Mann, Director and CEO.
Shares were issued under section 4(2), Showtime Partners is a sophisticated investor.

Note: (4) Employees are deemed to be sophisticated investors with respect Nova Pharmaceutical, Inc. and as such are under Section 4(2).

Item 5.   Indemnification of Directors and Officers.

Our Bylaws do not contain a provision entitling any director or executive officer to indemnification against liability under the Securities Act of 1933. The Nevada Revised Statutes allow a company to indemnify its officers, directors, employees, and agents from any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, except under certain circumstances. Indemnification may only occur if a determination has been made that the officer, director, employee, or agent acted in good faith and in a manner, which such person believed to be in the best interests of the company. A determination may be made by the shareholders; by a majority of the directors who were not parties to the action, suit, or proceeding confirmed by opinion of independent legal counsel; or by opinion of independent legal counsel in the event a quorum of directors who were not a party to such action, suit, or proceeding does not exist. Provided the terms and conditions of these provisions under Nevada law are met, officers, directors, employees, and agents of the Company may be indemnified against any cost, loss, or expense arising out of any liability under the '33 Act. Insofar as indemnification for liabilities arising under the '33 Act may be permitted to directors, officers and controlling persons of the Company. The Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is, therefore, unenforceable.

                          Part F/S

Financial Statements and Supplementary Data.

a)  Financial Statements

                                                                             Page
Independent Auditors' Report dated April 12, 1999                             22
Balance Sheet as of December 31, 1998                                         23
Statement of Operations and Accumulated Deficit
     for the Year ended December 31, 1998                                     24
Statement of Stockholders' Equity for the Year
     ended December 31, 1998                                                  25
Statement of Cash Flows for the Year ended December 31, 1998                  26
Notes to Financial Statements                                                 28

Unaudited Balance Sheet as of June 30, 1999 and 1998                          33
Unaudited Statement of Operations for the six months ended June 30,
   1999 and 1998                                                              34
Unaudited Statement of Changes in Stockholders' Equity                        35
Unaudited Statement of Cash Flows for the three months ended
     June 30, 1999 and 1998                                                   36
Notes to Unaudited Financial Statements                                       38

a)  Supplementary Financial Information  - Not Applicable




To the Board of Directors
Nova Pharmaceutical, Inc.

We have audited the accompanying balance sheet of Nova Pharmaceutical, Inc., a development stage company, as of December 31, 1998 and the related statements of operations and accumulated deficit, changes in stockholders' equity, and statement of cash flows for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nova
Pharmaceutical, Inc. as of December 31, 1998, and the result of its operations, changes in stockholders' equity and cash flows for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. Nova Pharmaceutical, Inc. has minimal cash reserves and requires continual capital infusements to pay operating expenses. This factor together with capital deficiencies raise substantial doubt about Nova Pharmaceutical, Inc.'s ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental statement of operating expenses is presented for the purposes of additional analysis and is not a required part of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Sarna & Company
Westlake Village, California
April 12, 1999








                  NOVA PHARMACEUTICAL, INC.
                        BALANCE SHEET
                   AS OF DECEMBER 31, 1998

                            ASSETS
Current Assets
  Cash                                                       $  103,644
  Accounts Receivable, Net                                      399,527
  Inventory                                                      66,751
  Prepaid Expenses                                              146,251
  Other Receivables - Related Party                              15,736
                                                            -----------
    Total Current Assets                                      $ 731,909

Property and Equipment                                           39,490

Other Assets
  Formulations                                                  460,000
  Prepaid Royalties                                             188,136
  Prepaid Licensing                                             280,000
  Organizational Costs                                            7,375
  Refundable Deposits                                             2,600
                                                             ----------
    Total Other Assets                                          938,111
                                                             ----------
Total Assets                                                 $1,709,510
                                                             ==========

     Liabilities and Stockholders' Equity

Current Liabilities
  Current Portion of Long Term Debt                         $    5,000
  Accounts Payable and
     Accrued Expenses                                          694,565
                                                            ----------
    Total Current Liabilities                               $  699,565

Long Term Debt - Related Party                                 625,730
   Stockholders' Equity
  Common Stock
    $.001 Par Value,
    25,000,000 Shares Authorized,
    12,400,000 Shares Issued                                    12,400
  Additional Paid in Capital                                   953,999
  Accumulated Deficit                                         <582,184>
                                                            ----------
   Total Stockholders' Equity                                  384,215
                                                            ----------
Total Liabilities and Stockholders' Equity                  $1,709,510
                                                            ==========

                 See Notes to Financial Statements




                 NOVA PHARMACEUTICAL, INC.
       STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
             FOR THE YEAR ENDED DECEMBER 31, 1998

Revenues                                                   $ 1,934,529

Cost of Sales
  Beginning Inventory                                       $        0
  Direct Labor                                                  28,045
  Purchases                                                    732,507
     Total Available                                           760,552
  Less: Ending Inventory                                       <66,751>
                                                             ---------
Total Cost of Sales                                            693,801
                                                             ---------
Gross Profit                                                 1,240,728
                                                             ---------
Operating Expenses
  Sales and Marketing                                          985,044
  General and Administrative                                   748,028
  Royalty Expense - Related Party                               11,864
  Interest Expense                                              64,951
  Interest Expense - Related Party                              13,025
                                                             ---------
Total Operating Expenses                                    <1,822,912>
                                                             ---------
Loss Before Provision for
  Income Taxes                                                <582,184>

Provision for Income Taxes                                          <0>
                                                              --------
Net Loss                                                      <582,184>
                                                              ========
Deficit, Beginning
  of Year                                                           <0>

Accumulated Deficit, End of Year                             $<582,184>

Net Loss per Share                                           $   <0.05>
                                                             =========
Weighted Average Shares Outstanding                         11,733,333
                                                            ==========

                   See Notes to Financial Statements




                   NOVA PHARMACEUTICAL, INC.
           STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                FOR THE YEAR ENDED DECEMBER 31, 1998

                      Common Stock         Preferred Stock
                     ---------------      -----------------          Additional                           Total
                     Par Value $.001         Par Value .01             Paid in          Accumulated
Stockholder's
                    Shares      Amount    Shares      Amount           Capital            Deficit        Equity
                    ------------------    ------------------         -----------        ------------   -----------


Common Stock Issued
  Commencement of
  Operations       2,500,000    $ 2,500    500,000    $ 5,000           945,335                         $952,835

Retirement of
  Preferred Stock   (500,000)  $(5,000)                                                                  (5,000)

Reverse Acquisition
  and Recapitalization-
  Nalbando Enterprises,
  Inc.             8,900,000     8,900                                     (336)                          8,564

Sale of Common Stock
  Reg D Rule 504 Private
  Placement Offering
                   1,000,000     1,000                                    9,000                         10,000

Net Loss Year Ended
  December 31, 1998                                                                     (582,184)     (582,184)
                   ---------  --------   --------   --------           --------        ---------      --------
Balance, December 31, 1998
                 12,400,000    $12,400          -          -           $953,999        $(582,184)      $384,215
                 ==========   ========   ========   ========          =========        =========      =========

                   See Notes to Financial Statements

                  NOVA PHARMACEUTICAL, INC.
                  STATEMENT OF CASH FLOWS
             FOR THE YEAR ENDED DECEMBER 31, 1998

Cash Flows from Operating Activities:
   Net Loss                                                  $(582,184)
   Adjustments to Reconcile Net Income to
     Net Cash Provided by Operating Activities
       Depreciation                                              5,245
       Royalty Expense Amortization                             11,864
       Other Asset Amortization                                 51,231
       Cash Acquired - Weight Loss Supplement Business          23,208
       Change in Assets and Liabilities Net Effect from
         Purchase of Weight Loss Supplement Business
         in 1998 (Increase) Decrease in:
           Accounts Receivable                                (397,428)
           Inventory                                             47,721
           Prepaid Expenses                                   (129,155)
           Other Receivable                                     (9,428)
           Other Assets                                         (3,606)
       Increase in:
           Accounts Payable and
             Accrued Expenses                                  518,245
                                                              --------
  Net Cash Used by Operating Activities                       (464,287)
                                                              --------
Cash Flow from Investing Activities
  Acquisition of Formulations                                  (40,000)
  Purchase of Property and Equipment                           (37,364)
                                                              --------
  Net Cash Used by Investing Activities                        (77,364)
                                                              --------
Cash Flow from Financing Activities
  Debt Financing                                               630,730
  Issuance of Common Stock                                      14,565
                                                              --------
  Net Cash Provided from Financing Activities                  645,295
                                                              --------

Net Increase in Cash                                           103,644

Cash at Beginning of Period                                       -0-
                                                            ---------
Cash at End of Period                                        $ 103,644
                                                            ==========

                   See Notes to Financial Statements

               NOVA PHARMACEUTICAL, INC.
         STATEMENT OF CASH FLOWS - (CONTINUED)
         FOR THE YEAR ENDED DECEMBER 31, 1998

SUPPLEMENTAL SCHEDULE OF NON CASH INVESTING AND FINANCING ACTIVITIES

The Company purchased assets and liabilities of the weight loss supplement business from Canyon Fitness Center, Inc. on January 8, 1998. The initial capitalization of the Company substantially consisted of conversion of notes payable acquired in this transaction into common and preferred stock.

Fair Value of Assets Acquired                              $  1,128,154
Notes Payable Assumed                                         (952,835)
Liabilities Assumed                                           (175,319)
                                                          ------------
   Other Purchase Compensation                            $        -0-

Conversion of Notes Payable into Common Stock

Common Stock                                               $      2,500
Preferred Stock                                                   5,000
Paid in Capital                                                 945,335
                                                           ------------
   Total Notes Converted                                   $    952,835

In May of 1998, the Company exchanged preferred stock of $5,000 for a note payable to a shareholder. The market value of the preferred stock was estimated to be face value at the date of the exchange.






                 See Notes to Financial Statements

                    NOVA PHARMACEUTICAL, INC.
                   NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General
Nova Pharmaceutical, Inc. (referred to as the "Company" or "Nova"), was incorporated on January 8, 1998 under the laws of the state of Nevada. The incorporation consisted of a purchase of a portion of the assets and liabilities of Canyon Fitness Center, Inc., a California corporation. Canyon Fitness Center, Inc., was then owned by Showtime Partners.

Included in the liabilities assumed in the purchase from Canyon Fitness Center was a group of debtors, who, by converting their debt into common stock, along with negotiated equity adjustments, formed the initial capitalization of Nova.

The group forming the initial capitalization of the Company includes:

Ralph Mann a Director and Chief Executive Officer of the Company, Dr. Carlos Schmidt a Director of the Company, and Showtime Partners.
Showtime Partners is a partnership consisting of 21 irrevocable trusts, the beneficiaries of which are all related to Ralph Mann.

Included in the assets purchased were: formulation ($450,000), prepaid royalties ($200,000), and prepaid licensing ($300,000). The formulation and prepaid licensing assets reflect the capitalized costs incurred by Canyon Fitness Center in the development, testing, and patent registration of the formula, NxTrim. These assets were purchased subject to a license and royalty agreement. Under the terms of the agreement, the Company obtained world wide manufacturing and marketing rights to the formula, NxTrim. In exchange, the Company is obligated to pay a royalty of .00625% of the net sales on the product, NxTrim, after the amortization of the $200,000 prepaid royalties purchased from Canyon Fitness Center. The term of the agreement is 10 years, with a 10 year renewal including a cost of living adjustment at the option of the licensor. The terms also include a minimum annual royalty of $25,000 subsequent to full amortization of the prepaid royalty amount.

The license and royalty agreement, which was issued to Canyon Fitness Center, Inc. by a group consisting of Ralph Mann, Showtime Partners, and Ralph Mann Trusts 1-21 (partners in Showtime Partners), was assigned to Nova in the asset purchase transaction.

Merger
Nova Pharmaceutical, Inc. completed a reverse acquisition as of May 7, 1998. Nalbando Enterprises, Inc. (an inactive Nevada Corporation) purchased all the assets and liabilities of Nova Pharmaceutical, Inc. (an operating Nevada Corporation). Nalbando Enterprises, Inc., the surviving corporation, immediately changed its name to Nova Pharmaceutical, Inc. The original Nova Pharmaceutical, Inc., having sold all assets and liabilities, became an inactive corporation. Financial results as presented represent the activity for the entire reporting period of the original operating Nova Pharmaceutical, Inc. and the minimal incorporation activity of Nalbando Enterprises, Inc.
To reflect the true substance of the transaction, the acquisition was treated financially as a purchase of Nalbando stock by Nova Pharmaceutical, Inc., accompanied by a reorganization to the resulting Nalbando capital structure.

Nature Of Operations
The Company develops and sells various licensed medical and nutritional supplement products. Products are manufactured and packaged on a contract basis by others. The Company maintains executive and sales offices at Lake Elsinore, California.

Prior Operations
Nalbando Enterprises, Inc. was incorporated on February 6, 1998, and
therefore had no operations in the prior year.   In the year ended
December 31, 1997, prior to Nova's purchase of the Weight Loss segment from Canyon Fitness Center, this segment was in a start up mode, substantially engaged in formula development, clinical testing, and
licensing the formula NxTrim.   These efforts were capitalized and are
reflected on Nova's statements through Nova's purchase of assets from
Canyon Fitness Center.   Operations for the same period consisted of
immaterial sales related to test marketing of the formula NxTrim. Operations of Canyon Fitness Center Weight Loss segment prior to

NOVA PHARMACEUTICAL
NOTES TO FIANANCIAL STATEMENTS - CONTINUED

January 1, 1998 were not material, and as such, are not reported in these financial statements.


Going Concern
The accompanying financial statements have been prepared assuming that the company will continue as a going concern. At December 31,1998 the Company had cash and equivalents of $103,644 and a working capital surplus of $32,344. However, the Company generated a loss of $582,184 for the fiscal year ended December 31,1998 and is anticipating losses throughout most of 1999. The Company will require a significant amount of capital to continue its planned operations. Accordingly, the Company's ability to continue as a going concern is dependent upon its ability to secure an adequate amount of capital to finance its anticipated losses and planned principal operations. The Company's plans include a $5 million private placement offering, and seeking a $700,000 bridge loan, however, there is no assurance that the Company will be successful in these efforts. In the event the Company receives minimal or no proceeds from these efforts, the Company will seek alternative funding sources and may adjust its focus and expenditures required for implementing its planned operations. The Company has obtained verbal commitment from major shareholders to continue to loan the minimum working capital funds required to maintain operations, should the search for additional funding be delayed. These factors, among others indicate that the Company may be unable to continue as a going concern for a reasonable period of time. These financial statements do not include any adjustments that might result from the outcome of the above mentioned uncertainties.

Basis of Presentation
The Company reports revenue and expenses using the accrual method of accounting for financial and tax reporting purposes. Revenues are recorded upon delivery of products and expenses are recorded when incurred

Use of Estimates
Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principals. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Significant Risk and Uncertainties
Nova relies on two contract manufacturers for the production of all the Company's products. Should the relations between the Company and one or both the manufacturers become strained, there is a risk of interruption of product available for sale. There are numerous other competent manufacturers capable of handling Nova's production. Nova maintains a line of communication with several manufacturers who are capable of handling Nova's needs to hedge the unlikely event that relations with current manufacturers may deteriorate.

Pro Forma Compensation Expense
Nova accounts for costs of stock-based compensation in accordance with APB No. 25, "Accounting for Stock Based Compensation" instead of the fair value based method in SFAS No. 123. No stock options have been issued. Accordingly, no pro forma compensation expense is reported in these financial statements.

Cash and Cash Equivalents
The company considers temporary, highly liquid investments with an original maturity of three months or less to be cash equivalents.

Inventories
Inventory is stated at the lower of cost (first in, first out) or market value. Inventory consists of products and packaging held for resale.

NOVA PHARMACEUTICAL, INC.
NOTES TO FINANCIAL STATEMENTS - (CONTINUED)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONT.

Property and Equipment

Property and equipment are stated at historical cost.

Depreciation, Amortization and Capitalization
The Company records depreciation and amortization using both straight-line and declining balance methods over the estimated useful life of the assets (three to seven years).

Expenditures for maintenance and repairs are charged to expense as incurred. Additions, major renewals and replacements that increase the property's useful life are capitalized. Property sold or retired, together with the related accumulated depreciation, is removed from the appropriate accounts and the resultant gain or loss is included in net income.

Other Assets
Prepaid licenses and prepaid formulation costs are amortized on a straight-line basis over a period of ten years. Prepaid royalty is amortized at a rate of .00625% of net sales of the product NxTrim.

Income Taxes
The company accounts for its income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Under statement 109, a liability method is used whereby deferred tax assets and liabilities are determined based on temporary differences between the basis used for financial reporting and income tax reporting purposes. Income taxes are provided based on tax rates in effect at the time such temporary differences are expected to reverse. A valuation allowance is provided for certain deferred tax assets if it is more likely than not, that the Company will not realize the tax assets through future operations.

Fair Value of Financial Instruments
Financial accounting Standards Statement No. 107, "Disclosures About Fair Value of Financial Instruments", requires the Company to disclose, when reasonably attainable, the fair market values of its assets and liabilities which are deemed to be financial instruments. The Company's financial instruments consist primarily of cash and certain investments.

Stock Option Plan
The company has a stock option agreement with one employee. The agreement grants certain options to this employee based upon achievement of predetermined levels of sales performance. Those levels of performance are as follows:

If eighty percent (80%) of the sales volume based on the sales plan is achieved then the employee shall be entitled to five thousand (5,000) shares of stock at a value of $2.00 a share which will become vested immediately. If one hundred percent (100%) of the sales volume based on the sales plan is achieved then the employee shall be entitled to ten thousand (10,000) shares of stock at $2.00 a share. Should one hundred and twenty five percent (125%) or more of sales volume based on the sales plan be achieved, then the employee shall be entitled to twenty five thousand (25,000) shares of stock at $2.00 per share.

At December 31, 1998 no stock options had been granted under this plan.

Per Share Information
The Company computes per share information by dividing the net loss for the period presented by the weighted average number of shares outstanding during such period.

Advertising Expense
The company generally expenses advertising costs as they are incurred. Advertising expenses incurred for the 12 months ended December 31, 1998 were $574,095.

NOTE 2 - RECEIVABLE FINANCING

The company has entered into a receivable financing arrangement whereby the company borrows against certain receivables. The company receives immediate advances of 70% of the receivable balance and the company pays interest at the approximate rate of 2% per month. Financed receivables that are unpaid to Nova after 90 days must be replaced or paid by the company.

NOTE 3 - LONG TERM DEBT
Long term debt at December 31, 1998 consists of:

   Note payable stockholder, unsecured, accruing
   interest at a rate of 6% per annum.  Principal
   in the amount of $500,000, by written agreement
   with stockholder, to be converted to 100,000
   shares of preferred stock at March 31, 1999.
   Preferred stock to be convertible to common
   stock at $5.00 per share three years from
   date of issuance, and earning dividends at
   an annual rate of 7% until conversion.  All
   remaining principal and accrued interest
   balance of long-term debt to stockholder is
   due on January 31, 2001.  This note payable
   contains a contingency clause that requires
   payment in full of the then outstanding
   balance of principal and accrued interest
   at such time as the Company raises capital
   from the sale of Company securities totaling
   $4,000,000 or more.                                   $ 625,730

Note payable related party, unsecured,
   accruing interest at a rate of 7% per annum.
   Principal and accrued interest are due and
   payable on December 31, 1999.                         $   5,000
                                                         ---------
     Total                                                 630,730

     Less amount included in current liabilities            <5,000>
                                                          --------
     Net Long Term Debt                                   $ 625,730

NOTE 4 - PROVISION FOR INCOME TAXES

The provision for income taxes for the year ended December 31, 1998 represents the minimum state income tax expense of the company, which is not considered significant. Deferred income taxes have been provided for in the accompanying balance sheets as follows:

Deferred income tax assets          12-31-98
    Reserve for bad debts	               $   6,800
    Reserve for obsolescence                 4,000
    Operating losses                       222,074
    Valuation reserve                   $ (232,874)
                                        ----------
   Total deferred income tax assets        $     -

The Company established a valuation allowance to fully reserve the deferred tax asset. The realization of the asset did not meet the required asset recognition standard established by Financial Accounting Standard Statement No. 109 "Accounting for Income Taxes". The company has not yet demonstrated the ability to generate the required income to take advantage of the deferred tax benefit. For the twelve months ended December 31, 1998, the Company had a net operating loss carryforward for income tax purposes of $555,184, which will be available to offset future taxable income through the year 2018.


NOTE 5 - COMMITMENTS AND CONTINGENCIES

Operating Leases
The company leases sales and office space under a noncancellable operating lease terminating on June 11, 2002. In connection with the lease arrangement, the Company is obligated to make rental payments of $2750 per month. The company also leases furniture and equipment under various operating leases. Future annual minimum rental and lease commitments are as follows:

NOVA PHARMACEUTICAL, INC.
NOTES TO FINANCIAL STATEMENTS - (CONTINUED)

NOTE 5 - COMMITMENTS AND CONTINGENCIES CONT.

Amounts

           Year        Office Furniture                   and Equipment
           1999       $ 33000                               $ 5194
           2000       $ 33000                               $ 4128
           2001       $ 33000                               $ 1996
           2002       $ 16500                               $ 1996
           2003       $     0                               $ 1331

Litigation
Subsequent to December 31, 1998, a lawsuit was filed against Nova by a former supplier. Nova has responded to the lawsuit with a cross complaint against the supplier. Nova believes that the supplier's action is generally without merit. Since the discovery process has not yet begun, a possible range of a gain or loss from the litigation is not feasible at this time.

Licensing and Consulting Agreements
The Company has currently entered into, and will continue to enter into, product licensing and royalty agreements that the Company's board of directors determine will enhance the Company's ability to market innovative products in a competitive field. Minimum annual commitments under these agreements amount to $25,000 for each of the next nine years.

The company has also entered into various employment agreements. Known obligations on these contracts are included on these financial statements.

NOTE 6 - RELATED PARTY TRANSACTIONS

Notes Receivable - Related Party
As of December 31, 1998, Nova holds a Promissory Note Receivable dated August 31, 1998 from a Director, in the amount of $5,000. The Note bears interest at an annual rate of 6% and has a stated principal payment date of December 31, 1998. The Company has agreed to extend the principal and accrued interest payment date to March 5, 2000. As of December 31, 1998 the Company also holds a Promissory Note Receivable dated March 5, 1998 from the same Director, in the amount of $10,000. The Note bears interest at an annual rate of 6% with principal and accrued interest payable on March 5, 2000.

Notes Payable - Related Party
Ralph Mann exchanged a note payable for shares of preferred stock on May 7, 1998. The principal balance of the Note was $5,000 at December 31, 1998. Interest expense totaled $195 for the twelve months ended
December 31, 1999.   The terms of the Note Payable include an annual
interest rate of 7%, with principal and accrued interest due and payable on December 31, 1999

Notes Payable - Related Party
Showtime Partners has lent Nova money for operating funds under a note payable agreement. Showtime Partners is a shareholder in Nova. Showtime Partners is a general partnership consisting of 21 irrevocable trusts established in 1989 whose beneficiaries are all related to Ralph Mann (shareholder, officer, and director of Nova). The principal balance of the Note was $625,730 at December 31, 1998. Interest accrued totaled $13,025 at December 31, 1998. The original date of the note payable was May 7, 1998 in the amount of $203,000. The terms of the Note Payable include an annual interest rate of 6%, principal and accrued interest due and payable on January 31, 2001.

Royalty Expense - Related Party
A royalty agreement exists between the Company and a licensing group consisting of Showtime Partners (shareholder), Ralph Mann (Director, Chief Executive Officer, shareholder), and Ralph Mann Trusts 1-21 (partners in Showtime Partners). Under the terms of the agreement, the Company obtained world wide manufacturing and marketing rights to the formula, NxTrim. In exchange, the Company is obligated to pay a royalty of .00625% of net sales on the product NxTrim, after the amortization of $200,000 prepaid royalties purchased from Canyon Fitness Center. The term of the agreement is 10 years, with a 10-year renewal at the option of the licensor. The terms also include a minimum annual royalty of $25,000, and a cost of living adjustment. The company amortized the prepaid royalty of $6,464 in the year ended December 31, 1998.


NOTE 7 - SUBSEQUENT EVENTS

In February 1999 the Company was cleared for quotation on the NQB Pink Sheets. Nova common shares began trading publicly in March 1999.

                   SUPPLEMENTAL INFORMATION

                  NOVA PHARMACEUTICAL, INC.
               STATEMENT OF OPERATING EXPENSES
             FOR THE YEAR ENDED DECEMBER 31, 1998



Sales and Marketing
  Advertising                           $ 574,095
  Commissions                             129,959
  Promotional Expense                      84,232
  Printing                                 36,673
  Salaries                                134,690
  Telephone Expense                        25,395
                                        ---------
    Total Sales and Marketing           $ 985,044

General and Administrative
  Allowance for Uncollectable Accounts  $  20,133
  Amortization Expense                     51,231
  Bank Charges                              4,568
  Depreciation Expense                      5,245
  Employers Tax Expense                    39,971
  Insurance Expense                        74,517
  Legal and accounting                     63,630
  Licenses, Permits and Fees                3,177
  Office Supplies, Postage, Office Exps    34,128
  Product Testing                           1,792
  Rent Expense                             27,779
  Royalty Expense                          11,864
  Salaries - Administration               230,670
  Shipping Expenses - Samples             122,345
  Travel and Trade Shows                   66,673
  Utilities                                 2,169
                                        ---------
    Total General and Administrative    $ 759,892


      See Notes to Consolidated Financial Statements

             NOVA PHARMACEUTICAL INC
            BALANCE SHEETS AT JUNE 30
                      UNAUDITED

                                             1999                1998
                        ASSETS
 CURRENT ASSETS
    Cash                                    108,988             103,644
    Accounts Receivable-Net                  48,876             399,527
    Inventory                                66,289              66,751
    Prepaid Expenses                        471,394             146,251
    Loans Receivable - Related Party         15,000              15,736
                                           --------            --------
     TOTAL CURRENT ASSETS                   710,546             731,909

 FURNITURE AND FIXTURES                      41,270              39,490

 OTHER ASSETS
    Formulae                                445,000             460,000
    Prepaid royalties                       184,128             188,136
    Licensing and Registration              270,000             280,000
    Organization Expenses                         -               7,375
    Refundable Deposits                       5,100               2,600
                                          ---------           ---------
      TOTAL OTHER ASSETS                    904,228             938,111
                                          ---------           ---------
 TOTAL ASSETS                             1,656,043           1,709,510
                                          =========           =========
 LIABILITIES AND STOCKHOLDERS' EQUITY
 CURRENT LIABILITIES
    Current Portion of Long Term Debt         5,000               5,000
    Accounts Payable and Accrued Expenses   617,619             693,564
                                           --------            --------
      TOTAL CURRENT LIABILITIES             622,619             698,564

LONG TERM DEBT - RELATED PARTIES           566,353             625,730

 STOCKHOLDERS' EQUITY
    Common Stock, par value $.001;
    25,000,000 Authorized; 12,753,139
    and 12,400,000 shares issued and
    outstanding                              12,753             12,400
    Paid In Capital                       2,248,539            955,000
    Retained Earnings ( deficit )        (1,794,221)          (582,184)
      TOTAL STOCKHOLDERS' EQUITY            467,071            385,216
                                          ---------          ---------
 TOTAL LIABILITIES AND
   STOCKHOLDERS' EQUITY                   1,656,043          1,709,510
                                          =========          =========

           See Notes to Financial Statements

          NOVA PHARMACEUTICAL INC
            STATEMENTS OF INCOME
          Six Months Ended June 30
                   UNAUDITED

                                              1999              1998
Revenues                                     619,035         1,043,291
Cost of Sales
   Beginning Inventory                        66,751             5,075
   Direct Labor                               22,270            10,681
   Purchases                                 182,654           412,620
      Total Available                        271,675           428,376
   Less Ending Inventory                     (66,289)          (44,296)
                                           ---------          --------
Total Cost of Sales                          205,386           384,080
                                           ---------          --------
Gross Profit                                 413,649           659,211

Operating Expenses
   Sales and Marketing                       622,154           526,250
   General and Administrative                720,145           271,078
   Royalty Expense - Related Party             3,998             6,464
                                           ---------          --------
Total Operating Expenses                   1,346,297           803,792
                                           ---------          --------
Income from Operations                      (932,648)         (144,581)

Other Expense
  Interest Expense                            38,891            18,365
  Interest Expense - Related Party           231,523               811
  Write Off Deferred
     Organizational Expense                    7,375                 -
                                          ----------          --------
Total                                        277,789            19,176

Provision for Income Taxes                     1,600                 -

Net Loss                                  (1,212,037)         (163,757)
                                           =========          ========
Net Loss per Share                             (0.10)            (0.01)
                                                ====              ====

Weighted Average Shares Outstanding       12,613,998        11,400,000
                                          ==========        ==========

              See Notes to Financial Statements

                  NOVA PHARMACEUTICAL INC
      STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
          For the Six Months Ended June 30, 1999
                          UNAUDITED

                                          Common Stock           Additional                       Total
                                         Par Value $.001            Paid in     Accumulated    Stockholders'
                                     Shares           Amount        Capital        Deficit        Equity
Balance January 1, 1999            12,400,000         12,400        955,000       (582,184)       385,216

Common Stock Issued For
  Professional Contracts              49,057              49        171,650                       171,699

Consulting Contracts For 504 D
  Private Placement & 15c211
  Filing                             100,000             100        (45,100)                      (45,000)

Conversion of Notes Payable
  to Common Stock                    204,082             204        714,082                       714,286

Shareholder Contributions to
  Investor Relation Contracts                                       452,906                       452,906

Net Loss                                                                        (1,212,037)    (1,212,037)

Balance June 31, 1999             12,753,139          12,753      2,248,539     (1,794,221)       467,071

                  See Notes to Financial Statements

                  NOVA PHARMACEUTICAL INC
                  STATEMENTS OF CASH FLOWS
               For the Six Months Ended June 30
                         UNAUDITED

                                                1999                  1998
Cash Flows from Operating Activities
 Net Loss                                  (1,212,037)              (163,757)
 Adjustments to Reconcile Net Income to
   Net Cash Provided by Operating Activities
  Depreciation                                  4,105                  1,551
  Royalty Expense Amortization                  4,008                  6,464
  Other Asset Amortization                     25,000                 25,520
  Non Cash Expense -
      Consulting Fees for Common Stock        243,981
  Non Cash Expense - Accounting Change          7,375
  Non Cash Expense -  Interest Debt
      Conversion to Common Stock              214,286
  Cash Acquired - Weight Loss
       Supplement Business                                           23,208
  Change in Assets and Liabilities Net of
       Effects from Purchase of Weight Loss
       Supplement Business in 1998 (Increase)
       Decrease In:
     Accounts Receivable                      350,651              (216,890)
   Inventory                                      462                70,176
   Prepaid Expenses                            30,482               (99,089)
   Other Receivable                               736               (10,160)
   Other Assets                                (2,500)                 (606)
  Increase ( Decrease ) In
   Accounts Payable and
      Accrued Expenses                        (95,945)              191,828
                                              -------               -------
 Net Cash Used by Operating Activities       (429,396)             (171,755)
                                              -------               -------
Cash Flow from Investing Activities
 Purchase of Property and Equipment            (5,884)              (35,248)
                                             --------               -------
 Net Cash Provided from
     Investing Activities                      (5,884)              (35,248)
                                             --------               -------
Cash Flows from Financing Activities
 Debt Financing                               440,623               208,000
 Issuance of Common Stock                           -                 4,601
                                              -------               -------
 Net Cash Provided from
   Financing Activities                       440,623               212,601
                                              -------               -------
Net Increase in Cash                            5,343                 5,598

Cash at Beginning of Period                   103,644                     -
                                             --------               -------
Cash at End of Period                         108,987                 5,598
                                             ========               =======
Supplemental Disclosure of
   Cash Flow Information:
 Interest Paid                                270,414                19,176

      See Notes to Financial Statements

                        NOVA PHARMACEUTICAL INC
              SUPPLEMENTAL SCHEDULE OF NON CASH INVESTING
                      AND FINANCING ACTIVITIES
       For the Six Months Ended June 30, 1999 and June 30, 1998
                              UNAUDITED

 On March 31, 1999, the Company exchanged 204,082 shares of common stock for $500,000 long term debt to a shareholder. The difference between the carrying value of the notes and the market value of the shares ($214,286) was recorded as interest expense.

 In the six months ended June 30, 1999, the Company issued 49,057 shares of common stock for consulting services related to SEC filings and investor relations services. The shares were recorded at market value ($171,699) and either expensed or deferred as a prepaid expense depending on the terms of the related contract.

 In the six months ended June 30, 1999, shareholders contributed shares of common stock to investor relations and investment counseling firms on behalf of the Company. The market value of these shares ($452,906) was recorded as an expense or deferred as a prepaid expense depending on the terms of the related contract.

 In the six months ended June 30, 1999, the Company accrued $45,000 and issued 100,000 shares of common stock in exchange for services related to the sale of stock and for the subsequent 15c211 registration of that stock in March of 1999. The common shares were issued at a market value of $350,000. A corresponding entry was made to reduce paid in capital for both the amount accrued and the market value of the common stock.

 The Company purchased assets and liabilities of the weight loss supplement business from Canyon Fitness Center, Inc. on January 8, 1998. The initial capitalization of the Company substantially consisted of conversion of notes payable acquired in this transaction into common and preferred stock.

  Fair Value of Assets Acquired            1,128,154
  Notes Payable Assumed                     (952,835)
  Liabilities Assumed                       (175,319)

  Other Purchase Compensation                      -

Conversion of Notes Payable into Common Stock
  Common Stock                                 2,500
  Preferred Stock                              5,000
  Paid in Capital                            945,335
   Total Notes Converted                     952,835

 In May of 1998, the Company exchanged preferred stock of $5,000 for a note payable to a shareholder. The market value of the preferred stock was estimated to be face value at the date of the exchange.

           See Notes to Financial Statements.

NOVA PHARMACEUTICAL, INC
NOTES TO FINANCIAL STATEMENTS
JUNE 30,1999
(UNAUDITED)

NOTE 1 - DESCRIPTION OF THE BUSINESS

Nova Pharmaceutical, Inc. ("the Company" or "Nova") was incorporated under the laws of the state of Nevada. The Company markets a line of weight loss, health and sports enhancement supplement products. The products are manufactured and packaged on a contract basis by others. The Company maintains executive and sales offices at Lake Elsinore, California.

The accompanying unaudited financial information of Nova Pharmaceutical, Inc. as of June 30, 1999, and for the six months ended June 30, 1999 and 1998 has been prepared in accordance with the instructions to Form 10-Q. In the opinion of management, such financial information includes all adjustments (consisting only of normal recurring adjustments) considered necessary for fair presentation of the financial position at such date and the operating results and cash flows for such periods. Operating results for the six month period ended June 30, 1999 are not necessarily indicative of the results that may be expected for the entire year. These financial statements and the related notes should be read in conjunction with the Company's audited annual financial statements for the year ended December 31, 1998 included in this Form 10 Filing.

NOTE 2 - GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. At June 30,1999, the Company had cash and cash equivalents of $ 108 thousand and working capital of $88 thousand. The Company generated a net loss of $582 thousand for the fiscal year ended December 31, 1998., and a net loss of $1.2 million for the six months ended June 30, 1999. Because of the advertising and promotion investment required to expand nationally, the Company is anticipating a net loss for the remainder of 1999 as well. The Company will require a significant amount of capital to continue its planned operations. Accordingly, the Company's ability to continue as a going concern is dependent upon its ability to secure an adequate amount of capital to finance its anticipated losses and planned principal operations. The Company's plans include a $5 million private placement offering, and seeking a $700,000 bridge loan in advance of that offering. At this time, there are three potential investors conducting due diligence in anticipation of making a $5 million dollar investment/loan, and one for the $700,000 bridge loan. The specific format of the investment /loan being considered by the aforementioned investors would be negotiated subsequent to successful
completion of the due diligence process.   In the event the Company
receives minimal or no proceeds from these efforts, the Company will seek alternative funding sources and would adjust expenditures required for implementing its planned operations. The Company has obtained a verbal commitment from major shareholders to continue to infuse minimum working capital in order to maintain the company's operations until such time as the external funding efforts are successful. However these factors, among others, may indicate that the Company would be unable to continue as a going concern for a reasonable period.

NOTE 3 - INCOME TAXES

Deferred income taxes have been provided for in the accompanying balance sheets as follows:

Deferred income tax assets  	 6-30-98	  6-30-99
    Reserve for bad debts		$  -	       $   6,800
    Reserve for obsolescence		   -		     4,000
    Operating losses			  65,503	   620,534
    Valuation reserve			$(65,503)	$ (631,334)
   Total deferred income tax assets $   -		$     -

The Company established a valuation allowance to fully reserve the deferred tax asset. The realization of the asset did not meet the required asset recognition standard established by Financial Accounting Standard Statement No. 109 "Accounting for Income Taxes". The company has not yet demonstrated the ability to generate the required income to take advantage of the deferred tax benefit. On March 31, 1999, the Company exchanged 204,082 shares of common stock for $500,000 in long term debt to a shareholder. The $214,286 difference between the carrying value of the notes and the market value of the shares has been treated as non-deductible for income taxes and as such reflects a permanent timing difference between financial income and taxable income. A tax loss carryforward in the amount of $163,757 will be available to offset future taxable income through the year 2018, and $1,387,578 through 2019.

NOTE 4 - RELATED PARTY TRANSACTIONS

Notes Receivable - Related Party
As of June 30, 1999, Nova holds a Promissory Note Receivable dated August 31, 1998 from a Director, in the amount of $5,000. The Note bears interest at an annual rate of 6% and has a stated principal payment date of December 31, 1998. The Company has agreed to extend the principal and accrued interest payment date to March 5, 2000. As of June 30, 1998 and June 30, 1999, the Company also holds a Promissory Note Receivable dated March 5, 1998 from the same Director in the amount of $10,000. The Note bears interest at an annual rate of 6% with principal and accrued interest payable on March 5, 2000.

Notes Payable - Related Party
Ralph Mann has lent Nova money for operating funds under a note payable agreement. The principal balance of the Note was $341,000 at June 30, Interest expense totaled $3,980 for the six months ended June 30, 1999. The terms of the Note Payable include an annual interest rate of 6%, with principal and accrued interest due and payable on May 9, 2003. Ralph Mann exchanged a note payable for shares of preferred stock on May 7, 1998. The principal balance of the Note was $5,000 at June 30, 1999 and 1998.

Interest expense totaled $345 for the six months ended June 30, 1999. The terms of the Note Payable include an annual interest rate of 7%, with principal and accrued interest due and payable on December 31, 1999.

Showtime Partners has lent Nova money for operating funds under a note payable agreement. Showtime Partners is a shareholder in Nova. Showtime Partners is a general partnership consisting of 21 irrevocable trusts established in 1989 whose beneficiaries are all related to Ralph Mann (shareholder, officer, and director of Nova). The principal balance of the Note was $225,352 at June 30, 1999 and $203,000 at June 30, 1998.
Interest expense for the six months ended June 30, 1999 totaled $12,742,and $811 for the six months ended June 30, 1998.
 The original date of the note payable was May 7, 1998 in the amount of $203,000. The terms of the Note Payable include an annual interest rate of 6%, principal and accrued interest due and payable on January 31, 2001. The note payable contains a contingency clause that requires payment in full of the then outstanding balance of principal and accrued interest at such time as the Company raises capital from the sale of securities totaling $4,000,000 or more. On March 31, 1999, the Company exchanged 204,082 shares of common stock for $500,000 long term debt to Showtime. The difference between the carrying value of the notes and the market value of the shares ($214,286) was recorded as interest expense - related party.

Royalty Expense - Related Party
A royalty agreement exists between the Company and a licensing group consisting of Showtime Partners (shareholder), Ralph Mann (Director, Chief Executive Officer, shareholder), and Ralph Mann Trusts 1-21 (partners in Showtime Partners). Under the terms of the agreement, the Company obtained world wide manufacturing and marketing rights to the formula, NxTrim. In exchange, the Company is obligated to pay a royalty of .00625% of net sales on the product NxTrim, after the amortization of $200,000 prepaid royalties purchased from Canyon Fitness Center. The term of the agreement is 10 years, with a 10-year renewal at the option of the licensor. The terms also include a minimum annual royalty of $25,000, and a cost of living adjustment. The company amortized the prepaid royalty of $3,998 in the six months ended June 30, 1999, and $6,464 for the six months ended June 30, 1998.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company entered into an agreement with Gold's Gym International, Inc to exclusively market and manufacture a line of nutritional, sports enhancement, and health supplements under the
Gold's Gym name and logo.   In conjunction with that agreement the
Company has committed to minimum royalty payments as follows:

March 1, 1999    to   June 1, 2000                   $140,000
June 2, 2000     to   June 1, 2001                   $280,000
June 2, 2001     to   June 1, 2002                   $420,000

The Company's Board of Directors approved contracts with various financial consulting firms to prepare and market a $5 million dollar private placement offering, to generate a $700,000 bridge loan in advance of the private placement, to provide investment banking services, and to provide investor relations services. Compensation for these services includes the potential issue of up to 400,000 shares of common stock depending on various levels of performance.

Litigation
A lawsuit was filed against Nova by a former supplier. Nova has responded to the lawsuit with a cross complaint against the supplier. Nova believes that the supplier's action is generally without merit. Since the discovery process has not yet begun, a possible range of a gain or loss from the litigation is not feasible at this time.

NOTE 6 - ADVERTISING EXPENSE

Advertising expenses incurred for the 6 months ended June 30, 1998 were $335,718, and $367,576 for the same period in 1999.

                        PART III

Index to Exhibits                                               Page

3.1 Articles of Incorporation incorporated by reference to Form 10-SB filed on October 13, 1999, SEC file No. 0-30288
3.2 Bylaws incorporated by reference to Form 10-SB filed on October 13, 1999, SEC file No. 0-30288
3.3 Articles of Merger incorporated by reference to Form 10-SB filed on October 13, 1999, SEC file No. 0-30288
3.4 Plan of Merger incorporated by reference to Form 10-SB filed on October 13, 1999, SEC file No. 0-30288
4.1 Registration rights for preferred shares incorporated by reference to Form 10-SB filed on October 13, 1999, SEC file No. 0-30288
10.1 Employment Contract - Fred Zinos incorporated by reference to Form 10-SB filed on October 13, 1999, SEC file No. 0-30299
10.2 Employment Contract - Robert Eggering incorporated by reference to Form 10-SB filed on October 13, 1999, SEC file No. 0-30288
10.3 Master Purchase and Sale Agreement - Sun Capital incorporated by reference to Form 10-SB filed on October 13, 1999, SEC file No. 0-30288
10.4     Gold's Gym International, Inc
         Merchandise License Agreement incorporated by reference to Form 10-SB filed on October 13, 1999, SEC file No. 0-30288
10.5 Nutri Pharmaceutical, Inc Manufacturing Agreement incorporated by reference to Form 10-SB filed on October 13, 1999, SEC file No. 0-30288
10.6     National Broker Dealer Service Corp. Consulting
         Agreement incorporated by reference to Form 10-SB filed on October 13, 1999, SEC file No. 0-30288
10.7     Compass Point Group, Inc.  Consulting Agreement -
         Investor Relations Production incorporated by reference to Form 10-SB filed on October 13, 1999, SEC file No. 0-30288
10.8     Compass Point Group, Inc.  Consulting Agreement -
           Investor Relations incorporated by reference to Form 10-SB filed on october 13, 1999, SEC file No. 0-30288
10.9     Note Payable to Showtime Partners, Shareholder
         with Amendments incorporated by reference to Form 10-SB
         filed on october 13, 1999, SEC file No. 0-30288
10.10 Note Receivable Carlos Schmidt, M.D., Director incorporated by reference to Form 10-SB filed on october 13, 1999, SEC file No. 0-30288
10.11 Note Payable to Ralph Mann incorporated by reference to Form 10-SB filed on october 13, 1999, SEC file No. 0-30288
10.12    License and Royalty Agreement - NxTrim                      45
27       Financial Data Schedule


                          SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Nova Pharmaceutical Inc.

/s/ Ralph Mann
Director, Chief Executive Officer

/s/ Robert Eggering
Chief Financial Officer

Date:  October 8, 1999